EXHIBIT 99.2

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

The following management discussion and analysis (“MD&A”), as provided by the management of Intercept Energy Services Inc. (“Intercept” or the “Company” and formerly known as Global green Matrix Inc.), includes the condensed interim consolidated statements of financial position and performance for the three and six months ended June 30, 2014 and 2013, as of August 27, 2014, and is to be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2013 and 2012. The Company prepares its condensed interim financial statements in accordance with International Financial Reporting Standards and interpretations (collectively referred to as “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is based on information available as of August 27, 2014, and was reviewed by, the Board of Directors of the Company.  Additional information on the Company is available for viewing on SEDAR at www.sedar.com.  Unless otherwise indicated, references in this MD&A to “$” or “Dollars” are to Canadian dollars.

Caution Regarding Forward-Looking Information and Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, "Forward-Looking Statements") within the meaning of applicable securities laws.  Such Forward-Looking Statements relate to future events and/or the Company's future performance.  All statements other than statements of historical fact contained in this MD&A may be Forward-Looking Statements.  Such Forward-Looking Statements may be identified by words such as "anticipate", "will", "intend", "could", "should", "may", "might", "expect", "forecast", "plan", "potential", "project", "assume", "contemplate", "believe", "budget", "shall", "continue", "milestone", "target", "vision", and similar terms or the negative thereof or other comparable terminology.

The Forward-Looking Statements contained in this MD&A are subject to significant risks and uncertainties and are based on a number of material factors and assumptions which may prove to be incorrect, including, but not limited to, the following: the Company's growth strategy and related milestones and schedules, the Company's expectations that its cash flow will be sufficient to cover general and administrative expenses for the remainder of 2014, the Company's future capital program and the Company's expectations regarding access to capital through the public equity market.

Forward-Looking Statements involve material assumptions and known and unknown risks and uncertainties, certainty of which are beyond the Company’s control.  Such risks and uncertainties include, without limitation, the Company’s limited operating history; the impact of general economic conditions in Canada, the United States and globally; industry conditions;  the Company's ability to increase its market share; stock market volatility; volatility of commodity prices; delays resulting from an inability to obtain regulatory approvals; an inability to access sufficient capital from internal and external sources; changes in laws and regulations and changes in how they are interpreted and enforced; environmental risks; increased competition; and the lack of qualified personnel or management.  Readers are cautioned that the foregoing list of factors and risks are not exhaustive.  The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, the Forward-Looking Statements and, accordingly, no assurances can be given that any of the events anticipated by the Forward-Looking Statements will transpire or occur.  Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors and risks that cause actions, events or results not anticipated, estimated or intended.  Accordingly, readers should not place any undue reliance on Forward-Looking Statements as such information may not be appropriate for other purposes.

The material assumptions that were applied in making the Forward-Looking Statements in this MD&A include: commodity prices will not materially decrease throughout 2014 from their current levels; that the Company will be able to execute its existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and, there will be a public market for the Company's securities.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Forward-Looking Statements are made as at the date of this MD&A.  The Company assumes no obligation to update publicly or to revise any of the included Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Overall Performance

Intercept is an oil and gas service company whose primary business is providing an innovative and proprietary technology that heats water used in the fracturing process by exploration and production companies operating in Canada and the United States.  These services are designed to enhance safety, increase efficiency and results in lower costs.

Amalgamation of Intercept Rentals

On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement. Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

Intercept Rentals provides an existing line of services and equipment to the oil & gas industry with products that focus on efficiency and safety.

On January 1, 2014 the Company completed a vertical short-form amalgamation pursuant to the Business Corporations Act (Alberta) with its wholly owned operating subsidiary 1503826 Alberta Ltd. operating as Intercept Rentals.

Company Highlights

2014 Second Quarter Highlights

•
Gross revenues were higher by 290 percent to $0.5 million compared to $0.1 million for the same quarter last year and were higher by 75 percent to $1.9 million compared to $1.1 million on a year to date basis, due to increase in number of Heating Units in operation in 2014 and the entry into the United States during the first quarter of 2014;

•	The Company had a total of 5 Heating Units operating in 2014 compared to only 2 Heating Units during the same period last year;
•
During the first half of 2014 the Company successfully entered into the US and there were 2 Heating Unit working by the end of June 30, 2014.  These were the first Heating Units working in the US and the Company is working on increasing the number of Heating Units in the US for the rest of 2014;

•
Company successfully amalgamated its single wholly owned subsidiary 1503826 Alberta Ltd. operating as Intercept Rentals on January 1, 2014.  The Company expects this amalgamation will result in some reduction in administrative expenses and improve overall operations control on a go forward basis;

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

•
One of the new Heating Units that it acquired in the last quarter of 2013 was put into operation during the first quarter of 2014 increasing the number of Heating Units in operation during the first quarter of 2014 to 4. This includes 1 Heating Unit that the Company rents on a monthly basis that is deployed in the US.

•
Net loss before other items for the quarter ended June 30, 2014 was $0.8 million compared to a net loss before other items of $0.7 million for the same quarter last year and the net loss before other items was $1.1 million compared to $0.8 million on a year to date basis compared to the same period last year, mainly due to increase in overall operation costs.

Future Plans and Outlook

The Company has completed necessary Master Service Agreements and is ready to work for large, full service providers.  The Company is also planning to complete the Tribal Employment Rights Ordinance ("TERO")  process which qualifies the Company to operate on native lands where a significant amount of work could occur.  The Company is planning to operate 4 trucks in the US by the end of 2014 and in this process has moved 2 more trucks to the US during the third quarter of 2014.

Demand for the Company’s services is dependent on oil and gas production in areas where it has facilities.  Uncertainty in oil, gas and natural gas liquids pricing may influence capital spending decisions relating to production and ultimately demand for the Company’s services.  Demand for the Company’s services is also affected by seasonal variations in the Western Canadian Sedimentary Basin.

Any adverse changes in the global economy/markets may impact the oil prices and hence the oil field industry in the region. This may impact the ability of the Company to raise capital to support its future growth plans and working capital needs.

NON-IFRS MEASURES AND OPERATIONAL DEFINITIONS

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under IFRS and, therefore, are considered non-IFRS measures. These measures are described and presented in order to provide information  regarding  the  Company’s  financial  results,  liquidity  and  its  ability  to  generate  funds  to  finance  its operations. These measures are identified and presented, where appropriate, together with reconciliations to the equivalent IFRS measure. However, they should not be used as an alternative to IFRS measures because they may not be consistent with calculations of other companies. These non-IFRS measures, and certain operational definitions used by the Company, are further explained below.

EBITDA

EBITDA refers to net income before finance cost, taxes, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA before costs associated with non-recurring business acquisition costs and share based compensation.  These measures do not have a standardized definition prescribed by IFRS and therefore may not be comparable to similar captioned terms presented by other users.

Management believes that EBITDA and adjusted EBITDA are key indicators for the results generated by the Company’s core business activities as well as they eliminate non-recurring items and the impact of finance and tax structure variables that exist between entities.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

This review of the results of operations should be read in conjunction with the condensed interim consolidated financial statements for the three and six months ended June 30, 2014 and the consolidated financial statements for the year ended December 31, 2013:

Results of Operations ($)
	Three months ended June 30			Six months ended June 30
	2014	2013	2012	2014	2013	2012
Net Loss and Comprehensive Loss for the Period	(921,173)	(683,915)	(381,317)	(1,339,442)	(800,471)	(604,924)
Add back:
Finance expense	149,668	15,311	2,410	217,800	25,585	4,787
Depreciation	198,987	98,521	45,813	343,281	180,129	54,539
EBITDA	(572,518)	(570,083)	(333,094)	(778,361)	(594,757)	(545,598)
Add back:
Share based compensation	10,465	129,444	-	43,654	198,826	-
Adjusted EBITDA	(562,053)	(440,639)	(333,094)	(734,707)	(395,931)	(545,598)

Adjusted EBITDA was lower for the three months and six months ended June 30, 2014 compared to the same periods last year mainly due to the increase in fuel and sundry costs, royalty expense and salaries and wages for the current periods compared to the same periods last year.

Expenses before depreciation and share based compensation:

Following is the summary of expenses:

	Three months ended June 30			Six months ended June 30
Expenses ($)	2014	2013	2012	2014	2013	2012
Consulting fees	68,817	165,970	71,424	196,058	309,049	151,317
Equipment maintenance and rental	132,737	21,057	-	182,779	60,290	-
Fuel and sundry direct operation costs	159,346	29,654	-	746,413	225,360	-
Occupancy costs	38,808	(69,285)	7,881	82,910	(46,658)	14,921
Office and sundry	53,846	41,544	23,064	103,155	101,522	100,812
Professional fees	143,802	93,929	32,896	210,816	129,376	102,894
Royalties	70,524	15,078	-	287,607	154,137	-
Salaries and wages	336,300	173,291	132,715	698,461	371,623	144,876
Travel, marketing and conferences	35,962	98,223	37,220	69,129	158,613	76,146
Foreign exchange loss (gain)	8,614	-	-	8,614	-	-
Total Expenses before depreciation and share based compensation	1,048,756	569,461	305,200	2,585,942	1,463,312	590,966

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Total expenses before depreciation and share based compensation for the three and six months ended June 30, 2014 was higher compared to the same period last year mainly due to increase in equipment rental operations during the current year.  Further royalty, fuel and sundry, royalty expenses and salaries and wages expenses were substantially higher in the current periods compared to the same periods last year due to an increase in overall business activities.  Royalty expenses in the current period includes actual royalty expenses payable that is calculated based on the respective royalty agreements and does not include any changes in the present value of the Company’s royalty liability that is accrued based on projected future royalty payments. The royalty obligation is measured in the statement of financial position at the fair value of the expenditures expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Management re assessed the royalty obligation and determined that there was no adjustment required for this obligation as at June 30, 2014.

ADDITIONAL IFRS MEASURES

Funds from operations

Funds from operations refer to cash flow from operations before changes in non-cash working capital. The Company’s management views cash flow from operating activities before changes in non-cash working capital balances as a measure of liquidity and believes that funds from operations is a metric used by many investors to assess the financial performance of the Company.

Net Loss and Cash Used in Operating Activities

The Company recorded a loss of $0.9 million for the three months ended June 30, 2014 compared to a loss of $0.7 million for the same period last year and a loss of $1.3 million compared to $0.8 million on year to date basis compared to the same period last year

	For the six months ended June 30,
	2014 ($)	2013 ($)	2012
Cash used in operating activities	(144,468)	(787,843)	(451,808)
Add (deduct):
Non-cash working capital changes	(792,620)	366,831	3,650
(Increase) decrease in long-term loans receivable	(448,631)	(743,444)	(291,074)
Funds from operations	(1,385,719)	(1,164,456)	(739,232)

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Selected Annual Information

	For the year ended December 31,
	2013 ($)	2012 ($) (1)	2011
Total revenues	2,103,514	518,733	-
Net loss and total comprehensive loss	(3,033,981)	(4,133,026)	(552,855)
Loss per share	(0.03)	(0.06)	(0.02)
Total assets	4,779,477	1,761,801	1,118,873
Total liabilities	6,414,202	2,967,632	286,997

(1)  2012 financial numbers are restated (please refer to Note 23 of the year end 2013 consolidated financial statements)

Summary of Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended June 30, 2014:

($)	June 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	June 30, 2013	Mar 31, 2013	Dec 31, 2012 (1)	Sep 30, 2012 (1)
Total assets	4,609,803	5,267,137	4,779,477	4,447,211	3,753,307	3,935,200	1,761,801	4,206,449
Net working capital	(4,135,266)	(3,442,963)	(3,182,848)	(459,914)	(946,619)	(856,013)	(1,084,438)	(457,643)
Revenue	501,190	1,365,346	696,421	341,232	128,597	937,264	344,082	31,363
Net loss	(921,173)	(418,269)	(1,474,599)	(659,484)	(783,342)	(116,556)	(3,058,053)	(469,049)
Basic and diluted loss per share	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.05)	(0.01)

The following table presents the unaudited selected financial data for each of the last eight quarters ended June 30, 2014 before effect to the 2012 year end restatements (please refer to Note 23 of the 2013 year end consolidated financial statements):

($)	June 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	June 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
Total assets	4,609,803	5,267,137	4,779,477	4,447,211	3,753,307	3,935,200	3,240,866	3,505,868
Net working capital	(4,135,266)	(3,442,963)	(3,182,848)	(459,914)	(946,619)	(856,013)	(913,811)	(773,786)
Revenue	501,190	1,365,346	696,421	341,232	128,597	937,264	344,082	31,363
Net loss	(921,173)	(418,269)	(1,474,599)	(659,484)	(783,342)	(116,556)	(653,068)	(469,049)
Basic and diluted loss per share	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

(1)  2012 financial numbers are restated (please refer to Note 23 of the year end 2013 consolidated financial statements)

The variation between the quarters is due to changes that reflect the change in corporate and business development activities during those quarters. In addition, the variation in loss over the fiscal quarters is also attributable to seasonality of Intercept Rentals’ operations.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Liquidity and Capital Resources

The Company has a working capital deficiency of $4,135,266 at June 30, 2014 compared to a working capital deficiency of $3,182,848 at December 31, 2013.  It is out of covenant with its finance lease obligations, incurred a net loss for the six months ended June 30, 2014 of $1,339,442 and as of that date has a deficit of $19,737,951 (December 31, 2013 -  $18,398,509).  These conditions cast significant and substantial doubt on the Company’s going concern assumption.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

As at June 30, 2014, the Company had a cash balance of $961 (December 31, 2013 - $8,845) to settle current liabilities of $ 5,044,280 (December 31, 2013 - $3,948,257).

It is management’s assessment that the going concern assumption is appropriate based on the following events:

•
On June 26, 2014, the Company entered into an agreement with 1645577 Alberta Ltd. (“Numberco”) whereby the Company agreed that, in consideration of the Royalty Agreement for a 10 % royalty on gross revenue as per the terms and as set out in the Original Agreement it will issue to Numberco – 2,000,000 Common shares for a deemed value of $100,000 thereby terminating all future and accrued royalty payments subject to regulatory approvals. This agreement was subsequently approved by the TSX Venture on July 8, 2014 and accordingly this royalty liability was terminated on July 8, 2014. Total royalty obligation that was terminated in exchange for the above shares was approximately $3 million between current and non-current liabilities which was eliminated subsequent to the quarter end on July 8, 2014.

•
On July 29, 2014, the Company entered into a $2.5 million equipment lease finance facility with Weslease Income Growth Fund Limited Partnership by its general partner Weslease Income Growth Fund GP Ltd. ("Weslease") subject to regulatory approval.  On July 30, 2014 the Company received TSX approval for this equipment lease financing.  The term of the lease financing is for five years and the Company is required to make monthly payments on the facility of approximately $74,000 beginning August 15, 2014.  The Company may at any time after the first year, payout the financing without penalty or additional fees.  The equipment lease facility is secured by a charge over all the assets of the Company and includes other usual and customary terms and conditions.  The proceeds from the equipment lease facility will be used to fully extinguish debt currently owed to a Canadian Chartered Bank of approximately $1.6, and to reduce debt owing to an arm's length third-party lender from approximately $1.1 million to $0.8 million and to repay other indebtedness of approximately $0.3 million. The balance will be used for general business purposes, including Company's planned  expansion into the United States.

•
On August 1, 2014 the Company announced a non-brokered private placement offering of up to 20,000,000 units at $0.05 per unit for proceeds of up to $1,000,000.  Each unit will consist of one common share of the Company and one share purchase warrant that entitling the holder to purchase one additional common share of the Company at a price of $0.075  per share for a two year period following closing of the offering. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.15 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice. On August 6, 2014, the Company received TSX Approval and closed on the first tranche of this private placement and issued 9,670,000 units for total gross proceeds of $483,500.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Key management personnel compensation

	Six months ended
	June 30, 2014	June 30, 2013
Short-term employee benefits - management	$99,750	$174,669
Office rent	$4,750	$3,300
Share-based payments	$19,071	$70,661
	$123,571	$248,630

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Related party balances

The following amounts due to related party are included in trade and other payables:

	June 30, 2014	December 31, 2013
Due to an officer of the Company	$4,200	$3,048
Due to a director of the Company	54,512	24,150
	$58,712	$27,198

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

On February 28, 2014, the Company entered into a lease arrangement to lease a truck and heating unit for 50% of the operating income of the unit. The term of the arrangement is indefinite.  The entity which owns this truck is controlled by a person who was appointed Director of the Company subsequent to this agreement. For the six months ended June 30, 2014, the Company incurred $89,802 expense as per this agreement and is included in equipment maintenance and rental expenses for the period.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

Proposed Transactions

As at the date of this report, there are no proposed transactions that the Board of Directors or senior management have decided to proceed with and that have not been publicly disclosed.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Critical Accounting Estimates

Equipment

The cost less the residual value of each item of equipment is depreciated over its useful economic life. Depreciation is charged over the estimated life of the individual asset. Depreciation commences when assets are available for use. The assets’ useful lives and methods of depreciation are reviewed and adjusted if appropriate at each fiscal year end.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

Impairment

Intangible assets and equipment are tested for impairment if there is an indication of impairment. The carrying value of equipment and intangible assets is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in profit or loss. The assessment of fair values less costs of disposal or value in use, including those of the cash-generating units for purposes of testing intangible assets require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of the assets could impact the impairment analysis.

Calculation of Share-based Compensation

The amount expensed for share-based compensation is based on the application of the Black-Scholes Option Pricing Model, which is highly dependent on the expected volatility of the Company’s share price and the expected life of the options. The Company used an expected volatility rate for its shares based on historical stock trading data adjusted for future expectations; actual volatility may be significantly different. While the estimate of share-based compensation can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company’s cash position or future cash flows.

Royalty obligation

The Company has a royalty obligation liability. To estimate the fair value of the obligation, the Company makes estimates of future cash flows and discounts those cash flows at an estimated prevailing market rate of interest for a similar instrument. Management updates the estimated future cash flows by estimating future operating hours, revenues, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of obligation should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Convertible debentures

The determination of the fair value of the liability component of the convertible debentures requires management to make estimates regarding the interest rate that the Company would have obtained for a similar secured loan without a conversion feature. Management takes into consideration the valuation of both components, historical data regarding issuances of warrants and the proceeds received upon issuance of the convertible debentures to determine the inputs used in the valuation models and the resulting fair value for each instrument.

Derivative liability

The Company has a derivative liability embedded in its convertible debenture. To estimate the fair value of the derivative liability, the Company makes estimates of future cash flows and discounts those cash flows at an estimated discount rate. Management updates the estimated future cash flows by estimating future operating hours, revenues, operating costs, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of derivative liability should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

SIGNIFICANT ACCOUNTING POLICIES

New standards, amendments and interpretations

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2014. The Company retrospectively adopted these standards effective January 1, 2014 with no significant impact to its consolidated financial statements.

New standards adopted

As of January 1, 2014, the Company adopted amendments to IAS 36, "Impairment of Assets".  The amendments reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. There was no effect on the financial statements from the adoption of this standard.

As of January 1, 2014, the Company adopted IFRS Interpretations Committee ("IFRIC") 21 "Levies". IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs. There was no effect on the financial statements from the adoption of this standard.

IFRS 9 replaced the guidance of IAS 39, "Financial Instruments : Recognition and Measurement." This standard estimates the existing IAS 39 categories of held to maturity, available-for-sale and loans receivable.  Financial assets are classified into one of two categories: amortized cost or fair value.  There was no effect on the financial statements from the adoption of this standard.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Financial Instruments

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, eitherdirectly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash, trade and other receivables, loans receivable, trade and other payables, and loans and notes payable approximate their fair values due to their short terms to maturity.

The fair value of finance lease obligations are estimated to approximate their carrying values because the interest rates do not significantly differ from market interest rates (level 2).

The royalty obligation and the derivative liability are carried at fair value (level 3).

The fair value of the convertible debentures are estimated to approximate the current value.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash, trade and other receivables and loans receivable. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At June 30, 2014, the Company’s exposure to credit risk is minimal. There are no past due or impaired accounts receivable.  At June 30, 2014, 78% (December 31, 2013 - 94%) of the Company's trade accounts receivable was due from 4 (December 31, 2013 - 4) customers. Subsequent to June 30, 2014, as at the date of the MD&A 93% of the outstanding accounts receivable of $869,257 outstanding at June 30, 2014 was collected.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at June 30, 2014, the Company had a cash balance of $961 (December 31, 2013 - $8,845) to settle current liabilities of $5,035,272 (December 31, 2013 - $3,948,257).

Historically, the Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Current liabilities are payable on demand, convertible debentures have a five year term and finance leases each have a three year term.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and  foreign exchange rates.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s loans and notes payable, convirtable debentures and finance leases bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

Currency risk is the risk that the value of financial assets and liabilities denominated in currencies, other than the functional currency of the Company, will fluctuate due to changes in foreign currency exchange rates. As at June 30, 2014, the Company's exposure to currency risk is limited to trade accounts receivable and trade accounts payable denominated in US dollars.  A 1% change in the exchange rate between the Canadian and US dollar would have a negligible impact on the net income and cash flows of the Corporation as at June 30, 2014.

Outstanding Share Data

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares with no par value.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Issued share capital

At June 30, 2014 there were 110,189,795 (December 31, 2013 - 109,289,795) issued and fully paid common shares.    As at the time of this filing there are 121,859,795 issued and outstanding shares.

Please refer to the Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the years ended December 31, 2013 and 2012.

Private placements and other share issuance

For the year ended December 31, 2013

(i)
On December 3, 2013 the Company completed the second tranche of the non-brokered placement for shares offered at $0.075 per share. A total of 773,333 shares were issued representing gross proceeds of $58,000.

(ii)
On October 8, 2013, the Company completed a non-brokered private placement for a total of 7,983,333 Shares. The offering consisted of common shares in the Company offered at a price of $0.075 per share. The Company received gross proceeds of $598,750. The Company further paid $58,750 for Finders fees.

(iii)
On November 11, 2013 the Company entered into an agreement with Energy Manufacturing whereby they were issued 5,500,000 common shares of IES for a deemed value of $412,500 which was the trading price and as agreed with the seller towards the purchase price of an additional Water Heating Unit.

(iv)
On September 13, 2013 the Company issued 300,000 common shares on exercise of options by an insider for $0.10 per share for gross proceeds of $30,000. The fair value transferred from contributed surplus to share capital was $24,000.

(v)
On May 31, 2013 the Company completed the first tranche of a non-brokered private placement for shares offered at a price of $0.075 per share. A total of 8,000,000 shares were issued representing gross proceeds of $600,000.

On June 28, 2013 the Company completed the second tranche of the non-brokered private placement for shares offered at a price of $0.075 per share. A total of 2,366,667 shares representing gross proceeds of $177,500 were issued. Gross proceeds for both tranches was $777,500.

The Company paid finder’s fees of $77,750 cash in relation to the $777,500 raised for the placement.

(vi)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 units representing gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of 2 years from the closing date at an exercise price of $0.15 per share.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

The Company also paid a finder’s fee of $12,500 cash and issued 250,000 finder’s warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $10,783 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 141%, average risk free interest rate of 1.13%, expected life of 2 years and a dividend rate of 0%.

Based on the relative fair value of each of the components, the sale of these units during the year has resulted in $57,200 of the net proceeds being allocated to contributed surplus in respect to the warrants.

For the period ended June 30, 2014

(vii)
On April 29, 2014 the Company entered into a loan agreement with an arm’s length third party lender. Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $608,000 had been advanced as at December 31, 2013 and is included in loans and borrowings, and $328,500 was advanced subsequent to the year end.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the whole or any portion of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares with a fair value of $0.03387 per share (determined by level 3 input).  These Bonus Shares are subject to a hold period that expires on August 30, 2014.

Stock options

For the period ended June 30, 2014

i)	On March 30, 2014, the Company cancelled 600,000 options granted to consultants at an exercise price of $0.10 per share.

ii)	On June 18, 2014 the Company granted 1,200,000 options to a consultant at an exercise price of $0.05 per share. The options will vest 1/3 over a two year period with the first 1/3 vesting immediately.

iii)	On June 20, 2014 the Company cancelled 200,000 options granted to a Consultant at an exercise price of $0.10 per share.

iv)	On June 30, 2014 the Company cancelled 700,000 options granted to Consultants at an exercise price of $0.10 per share.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

For the period ended December 31, 2013

v)
On January 7, 2013, the Company granted 2,600,000 stock options at an exercise price of $0.10 per common share to directors, officers and consultants of the Company. The option grant vested immediately, exercisable until January 7, 2017.

vi)
On March 5, 2013, the Company granted 200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 12 months, exercisable until March 5, 2017.

vii)
On May 1, 2013 the Company granted 4,400,000 options at an exercise price of $0.10 per share to Directors, officers and consultants of the Company. The option grant vested immediately on date of grant, exercisable until May 1, 2017.

viii)
On May 1, 2013, the Company granted 2,275,000 options at an exercise price of $0.10 per share to consultants of the Company. The option grant will vest quarterly over 12 months, exercisable until May 1, 2017.

ix)
On May 1, 2013, the Company granted 1,200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 24 months, exercisable until May 1, 2017.

x)	On July 1, 2013 the Company granted 400,000 options at an exercise price of $0.10 per share to consultants of the Company which vested immediately on the date of grant, exercisable until July 1, 2018.

xi)	On September 13, 2013 300,000 options were exercised at an exercise price of $0.10 of those issued May 1, 2013.

xii)
On September 23, 2013 the Company canceled 2,000,000 options granted to a consultant at an exercise price of $0.10 per share. The options were part of the grant made on May 1, 2013 to consultants of the Company.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period ended June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Risk-free interest rate	1.09%	1.25%
Expected life of options	5 years	4 years
Annualized volatility	151%	162%
Average trading price	$0.04	$0.07
Forfeiture rate	nil	nil
Dividend rate	nil	nil

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Warrants

As at June 30, 2014 and December 31, 2013, the following share purchase warrants were outstanding (and include the finders warrants in Note 12):

Expiry Date	Exercise Price	June 30, 2014	December 31, 2013

July 13, 2015(1)	$0.20	15,398,333	15,398,333
July 24, 2014	$0.18	7,831,569	7,831,569
August 8, 2014	$0.18	6,018,761	6,018,761
September 20, 2014	$0.15	1,480,000	1,480,000
November 6, 2014	$0.15	4,210,000	4,210,000
December 14, 2014	$0.15	3,250,000	3,250,000
December 27, 2014	$0.15	2,200,000	2,200,000
January 25, 2015	$0.15	2,000,000	2,000,000
February 20, 2015	$0.15	1,650,000	1,650,000

		44,038,663	44,038,663

(1)
During the year ended December 31, 2013, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2013, have been extended and will expire on July 13, 2015. During the year ended December 31, 2012, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2012, were extended and would have expired on July 13, 2013.

The Company has issued warrants as compensation for arranging financing

	Number of warrants	Weighted average price when granted	Weighted average exercise price
Balance outstanding, December 31, 2012	1,406,565	$0.09	$0.16
Issued	250,000	$0.08	$0.15
Balance outstanding, December 31, 2013	1,656,565	$0.09	$0.16
Balance exercisable, December 31, 2013 and June 30, 2014	1,656,565	$0.09	$0.16

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Subsequent Events

a)
On June 26, 2014, the Company entered into an agreement with 1645577 Alberta Ltd. (“Numberco”) whereby the Company agreed that, in consideration of the Royalty Agreement for a 10 % royalty on gross revenue as per the terms and as set out in the Original Agreement it will issue to Numberco – 2,000,000 Common shares for a deemed value of $100,000 thereby terminating all future and accrued royalty payments subject to regulatory approvals. This agreement was subsequently approved by the TSX Venture on July 8, 2014 and accordingly this royalty liability was terminated on July 8, 2014. Total royalty obligation that was terminated in exchange for the above shares was approximately $3 million between current and non-current liabilities which was eliminated subsequent to the quarter end on July 8, 2014.

b)
On July 29, 2014, the Company entered into a $2.5 million equipment lease finance facility with Weslease Income Growth Fund Limited Partnership by its general partner Weslease Income Growth Fund GP Ltd. ("Weslease") subject to regulatory approval.  On July 30, 2014 the Company received TSX approval for this equipment lease financing.  The term of the lease financing is for five years and the Company is required to make monthly payments on the facility of approximately $74,000 beginning August 15, 2014.  The Company may at any time after the first year, payout the financing without penalty or additional fees.  The equipment lease facility is secured by a charge over all the assets of the Company and includes other usual and customary terms and conditions.  The proceeds from the equipment lease facility will be used to fully extinguish debt currently owed to a Canadian Chartered Bank of approximately $1.6, and to reduce debt owing to an arm's length third-party lender from approximately $1.1 million to $0.8 million and to repay other indebtedness of approximately $0.3 million. The balance will be used for general business purposes, including Company's planned expansion into the United States.

c)	On July 1, 2014 Company cancelled 200,000 options granted to a Consultant at an exercise price of $0.10 per share.

d)
On August 1, 2014 the Company announced a non-brokered private placement offering of up to 20,000,000 units at $0.05 per unit for proceeds of up to $1,000,000.  Each unit will consist of one common share of the Company and one share purchase warrant that entitling the holder to purchase one additional common share of the Company at a price of $0.075  per share for a two year period following closing of the offering. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.15 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice. On August 6, 2014, the Company received TSX Approval and closed on the first tranche of this private placement and issued  9,670,000 units for total gross proceeds of $483,500.

e)	On August 5, 2014 the Company issued 6.4 million stock options to certain Directors, Officers, consultants and employees of the Company at an exercise price of $0.05.

INTERCEPT ENERGY SERVICES INC. MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND JUNE 30, 2013

Risks and Uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favourable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml and on the Company’s website at www.interceptenergy.ca